JOINT FILER INFORMATION

Name and Address:	Third Point Advisors II L.L.C. 390 Park Avenue New York, New York 10022

Date of Earliest Transaction Required to be Reported	4/1/2010

Issuer and Ticker Symbol:	Accuride Corporation [OTC:ACUZD]

Relationship to Issuer:	10% Owner (1)

Designated Filer:	Third Point Offshore Master Fund, L.P.